June 11, 2014

Ms. Nora Everett, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Ms. Everett:

Principal Financial Services, Inc. intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
International Small Company Fund - Class A	$4,000,000	400,000
International Small Company Fund - Class P	$3,500,000	350,000

Each share of the International Small Company Fund has a par value of $0.01 and a price of $10 per share. In connection with such purchase, Principal Financial Services, Inc. represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL FINANCIAL SERVICES, INC.

BY _____/s/ Michael D. Roughton______________
Michael D. Roughton
Vice President and Associate General Counsel